

Southern Union Company



RBC Capital Markets Energy Conference
New York

June 2, 2008

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Southern Union Contact:
Jack Walsh, Vice President - Investor Relations
212-659-3208
jack.walsh@sug.com



Agenda

- Southern Union Company Overview

- Creating Shareholder Value

- 2007 Accomplishments/Recent Announcements

- Segment Information & Growth Drivers

- 2008 Financial Outlook

- Conclusion

- Appendix



Southern Union Company Overview



Southern Union Transformation

| Metro Mobile acquires Southern Union Gas | $500 million acquisition of Pennsylvania operations | $437 million sale of Texas operations | $2.45 billion acquisition of CrossCountry Energy | $1.1 billion sale of PA & RI operations |

1990 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

| $402 million acquisition of Missouri operations | $589 million acquisition of New England operations | $1.8 billion acquisition of Panhandle operations | $1.6 billion acquisition of Sid Richardson | Increased ownership interest in FGT from 25% to 50% |

Transformation from LDC Focus to National Pipeline Company

Map of Operations


New England Gas Company
PEI Power
Missouri Gas Energy
Panhandle Eastern Pipe Line
Trunkline Gas
Florida Gas Transmission
Southern Union
Gas Services
Trunkline
LNG
Sea Robin Pipeline
storage



Business Segments



Transportation & Storage

- Vast pipeline network with access to diverse supply sources and growing markets

- Approximately 15,000 miles of interstate pipelines with transportation capacity of 7.8 Bcf/d

- North America's largest liquefied natural gas (LNG) import terminal with peak send out of 2.1 Bcf/d and storage of 9 Bcf

- Interests in approximately 94 Bcf of storage



Gathering & Processing

- Extensive system in the prolific Permian Basin

- Approximately 4,800 miles of pipelines

- Five processing plants (four active) with a capacity of 470 MMcf/d

- Eight treating plants (five active) with a capacity of 765 MMcf/d



Distribution & Other

- Distribution serves approximately 550,000 customers in Missouri and Massachusetts

- PEI Power Corporation owns interests in and operates 70 MW of generating assets which supply electricity into the PJM Grid



Creating Shareholder Value



Value Creation

- Value creation will come from:
  - Organic growth projects
  - Strategic initiatives
  - Prudent financial management

Enhancing Shareholder Value



Organic Growth Projects

- Vast pipeline network with access to multiple supply sources and diverse markets will help fuel organic growth

- Analyze trends in the natural gas industry to identify opportunities

- Recent open seasons:

  - FGT Phase VIII expansion

  - FGT Pascagoula lateral to serve GulfLNG Energy, LLC import terminal

  - Longville – Henry Hub expansion on Trunkline Gas

- Southern Union Gas Services is well positioned to capture potential opportunities resulting from the development of the West Texas Barnett Shale



Strategic Initiatives

- Evaluate and pursue market opportunities
    - Strategic acquisitions
    - Partnership or joint venture opportunities
- Continue to evaluate market conditions for creating an MLP for gathering and processing assets

Focus on Value Creation Opportunities



Prudent Financial Management

- Preservation of investment grade ratings is important for:
  - Lower financing costs/eliminates collateral requirements
  - Improves rate making and regulatory relationships
- Free cash flow may be used for:
  - Organic growth projects
  - Share repurchases
  - Increased dividends
    - **SUG recently announced 50% increase in annual dividend effective 4Q07 to $.60 per share from $.40 per share**
  - Debt repayment
- Actively manage operating expenses

Balance Credit Ratings with Return of Capital



2007 Accomplishments & Recent Announcements



Significant Events - 2007

- Completed Trunkline Field Zone expansion with capital cost, excluding capitalized interest, of $255MM and EBITDA of $30 to $37MM

- Completed FGT Phase VII expansion with capital cost of $60MM and EBITDA of $10MM

- Successfully completed rate case filings at both LDC properties

- Increased annual cash dividend by 50% to $.60 per share

Significant accomplishments in 2007



Recent Announcements

- Increased Trunkline IEP project cost, excluding capitalized interest, to $365 million and EBITDA to $60 to $65 million

- Florida Gas Transmission announced $2.1 billion Phase VIII expansion with a spring 2011 in-service date
  - 80% of capacity contracted for 25 year terms

- Announced 2008 EBITDA guidance of $850 to $890 million, EPS guidance of $1.80 to $1.90 per share and capital expenditures guidance of $510 to $575 million

- Announced several additions to SUGS' hedging program



Transportation & Storage



Transportation & Storage Assets

- **Panhandle Eastern Pipe Line**
  - 2.8 Bcf/d capacity
  - 6,000 mile, 4-line system
  - Supply – Rocky Mountains and mid continent
  - Primary Markets – Midwest including IN, IL and MI
- **Trunkline Gas Company**
  - 3,500 mile, 2-line system
  - 1.7 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Markets – TX, LA, & Midwest including IN and IL
- **Sea Robin**
  - 400 mile offshore gathering system
  - 1.0 Bcf/d capacity

- **Florida Gas Transmission (50% interest)**
  - 5,000 mile, system
  - 2.3 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Market – peninsular Florida
- **Storage Assets**
  - Includes Southwest Gas Storage, Panhandle Eastern and Trunkline Gas Company
  - Access to 94 Bcf of storage in IL, KS, LA, MI and OK
- **Trunkline LNG**
  - Nation's largest import terminal
  - Located in Lake Charles, LA
  - 2.1 Bcf/d of peak send out
  - 9 Bcf of storage



T&S Growth Drivers

Trunkline Field Zone Expansion



Enbridge & ETC
To/From Market Area
Field Zone Header System
TLNG
Henry Hub
KM
Longville
STX & WTX
300 line
200 line
Kaplan
Bayou Sale
Centerville
Patterson
Texas
Louisiana
Trinity
Polk
San Jacinto
Montgomery
Newton
Jasper
Vernon
Rapides
Avoyelles
Beauregard
St. Landry
Orange
Liberty
Harris
Chambers
Jefferson
Cameron
Jefferson Davis
Iberia
St. Mary
Galveston

The Field Zone expansion will allow Trunkline Gas to receive incremental Texas production and Texas Gulf Coast LNG via existing or proposed intrastate pipeline connections and deliver it to market areas or the Henry Hub.

Project Cost: $255MM (excluding capitalized interest)

Operating Income: $20MM to $30MM

Depreciation: $10MM to $7MM

EBITDA: $30MM to $37MM

In service: 2/1/2008

- Up to 60 miles of 36” pipeline
- Up to 625 MMcf/d of new capacity from ETX to WLA
- Up to 1 Bcf/d of new capacity into the Henry Hub



Trunkline LNG: Infrastructure Enhancement Project

Trunkline LNG is installing infrastructure at its Lake Charles terminal to allow for ambient air vaporization of LNG and natural gas liquids processing.



Project Cost: $365MM (excluding capitalized interest)

Operating Income: $50MM to $55MM

Depreciation: $10MM

EBITDA: $60MM to $65MM

In service: 2Q 2009

- Contracted with BG LNG Services through 2028

- Benefits

  - Gas quality control mechanism

  - Lower fuel consumption

  - Provides BG with greater supply optionality due to NGL processing capability

FGT Phase VIII Expansion

Major scale expansion project from Mississippi to central and south Florida.

Project Cost: Approx. $2.1 Billion

In service: Spring 2011

Overview:

- 800,000 MMBtu/day capacity design
- 80% contracted with 25 year contracts
- Approximately 580 miles of pipeline
- 217,000 HP compression


MISS
ALABAMA
GEORGIA
FLORIDA
PROPOSED METER STATION
COMPRESSOR ADDITION/MODIFICATION
PROPOSED NEW COMPRESSION
PROPOSED PIPELINE
ACQUIRED FROM FPL
EXISTING FGT
FGT PIPELINE
JOINT VENTURE
COMPRESSOR STATION
METER STATION



FGT Phase VIII Expansion Timeline

- Open season ran January 14 through February 15

- Expect to file FERC Certificate – Fall 2008

- Expect FERC Approval – Fall 2009

- Target In-Service Date – Spring 2011

- Expect Operating income of $230 to $250 million, depreciation of $40 million and EBITDA of approximately $270 to $290 million when fully subscribed

- FPL Capital to provide up to $500MM of mezzanine/term financing for project



FGT Pascagoula Lateral

FGT Compressor Station 10

FGT Mainline

FGT Compressor Station 11

FGT (Existing)

Joint project with Transco with direct connection to the Gulf LNG Terminal in Pascagoula, MS.

Project Cost: $57MM
Operating income: $10MM
Depreciation: $1MM
EBITDA: $11MM
In service: 2011

- 20 year firm transportation agreement for 342,610 MMBtu/day
- 15 miles 26-inch pipeline, 9 miles of 24-inch pipeline

FGT / Transco Pascagoula Lateral

FGT/Gulf South (Existing)

FGT/Transco (Existing)

Tie-in to FGT & Transco Mobile Bay Laterals

5.0 miles

Gulf LNG Terminal

Gulf LNG Pipeline

Mobile Bay Supply



Gathering & Processing

Map of Operations


LEA
GAINES
EDDY
WEST EUNICE
COMP. STA.
ANDREWS
JAL PLANT
NEW MEXICO
TEXAS
KEYSTONE PLANT
ECTOR
MIDLAND
LOVING
WINKLER
GLASSCOCK
CULBERSON
HALLEY
PLANT
WARD
MI VIDA
TREATER
BLOCK 16
TREATER
CRANE
REAGAN
UPTON
REEVES
COYANOSA PLANT
TIPPETT PLANT
CROCKETT
PUTNAM
TREATER
PECOS
GREY RANCH
CO 2 TREATER
TERRELL
Fort Worth
Headquarters
Southern Union Gas Services
North System
South System
Major High Pressure Transfer Pipelines
Richardson NGL Pipeline
0
20
40
SCALE IN MILES
May 3, 2005
50059
A.P.



SUGS Overview

- Located in prolific, long-lived Permian Basin
- Approximately 4,800 miles of gas and liquids pipelines covering 16 counties in West Texas/Southeast New Mexico
- Two fully-integrated midstream systems connected via high-pressure pipeline network
  - North System: Jal and Keystone
  - South System: Coyanosa, Mi Vida, Tippett and Grey Ranch
  - Integration: 24-inch high-pressure pipeline
- Four active cryogenic plants and five active treating plants
- Attractive downstream markets
  - Residue: California, Mid-Con, Texas
  - NGLs: Mont Belvieu
- Attractive contract mix – 96% + POP / Fee-based



North System

- Consists of the Jal and Keystone Systems
    - Large diameter predominately low pressure pipelines
    - Wellhead volume of 243,000 MMBtu/d of 5.0 GPM sour gas
    - 220 MMcf/d cryogenic plant capacity
    - 21,800 bbls/d NGL production
    - 40 tons/d sulfur plant capacity
    - Recent compression and high pressure pipeline upgrades
    - Completion of sour gas 16-inch transfer line in June 2007



South System

- Consists of the Mi Vida, Coyanosa and Tippett Systems
  - High pressure integrated sweet and sour gas gathering system
  - Wellhead volume 348,000 MMBtu/d
  - 190 MMcf/d cryogenic processing capacity
  - Plant inlet of 175 MMcf/d of 3.5 GPM gas producing 11,500 bbls/d of NGLs
  - 370 MMcf/d treating capacity with 115 MMcf/d current throughput
  - Third Party Processing 18.8 MMcf/d
- Grey Ranch System
  - High CO_2 gathering and treating system
  - Earn fixed fee for removing CO_2 volumes
  - 87 MMcf/d current throughput
  - Expect significant volume growth



High Pressure Transfer System

- Acquired 84 miles of 16-inch/24-inch pipelines from NNG in 2004
- Installed 16 miles of 16-inch high pressure sour gas pipeline between Keystone and Jal in June 2007
- Provides Operational Flexibility
  - Transfer processable gas between plants
  - Move sour, lean gas between treaters
- Increases Residue Gas Value
  - Permian to WAHA differential
  - Ability to pack and draft
- Transfer system enables SUGS to convert its equity volumes into natural gas or natural gas liquids according to processing economics



Diversified, Active Producer Portfolio

- Stable/Active Producer Base

- Diversified portfolio of oil and gas companies

- Strong producer relationships

  - Focus on customer service

- Significant customers include Chesapeake, Anadarko, Apache, ExxonMobil, ConocoPhillips, ChevronTexaco, BEPCo, Devon and others



Gas Supply – Contract Risk Mitigation

- Eliminated keep whole exposure
- Changed gas pricing mechanism – FOM to Gas Daily
  - Removed remaining keep whole risk from POP contracts
  - Removed risk from daily volume swings
- Included producer indemnifications on capital intensive projects





Pre-2001 Total System*

Percent of Proceeds 41%
Wellhead Purchases 35%
Fee Based 24%

2008 Total System *

Wellhead Purchases 4%
Conditioning Fee 12%
Percent of Proceeds 47%
Fee Based 37%

* Contract percentages based on wellhead volumes.



Key Assumptions for 2008

- Positive processing spread environment allows conversion of equity into 100% natural gas liquids

- Equity volumes average 40,000 to 45,000 MMBtu/d (converted from NGL gallons to BTUs)

- Normalized FF&U levels

- Incorporates current hedging program



Hedged Positions

- SUGS expects equity volumes for 2008 to be approximately 40,000 to 45,000 MMBtu/d of NGLs

- Through a combination of swaps and put options on natural gas and NGL processing spreads, SUGS has a net effective price on 30,000 MMBtu/d of $15.02 for the balance of 2008

- SUGS entered into a processing spread swap on 10,000 MMBtu/d at $7.10 for 2008

- SUGS entered into swaps on 10,000 MMBtu/d of natural gas at $8.19 per MMBtu for 2009

- SUGS entered into processing spread swaps on 20,000 MMBtu/d at $6.91 for 2009

Actively Manage Hedging Program



G&P Growth Drivers



Growth Drivers

- Aggressively pursue new business

- Operating & maintenance expense management

- Invest capital throughout the system to ensure efficiency

- Exploit competitive advantages

SUGS Growth Projects



GAINES
LEA
EDDY
ANDREWS
MARTIN
JAL PLANT
KEYSTONE PLANT
ECTOR
MIDLAND
HALLEY PLANT
BLOCK 16 TREATER
MI VIDA TREATER
CRANE
REAGAN
REEVES
UPTON
WAHA HEADER
COYANOSA PLANT
CULBERSON
TIPPETT PLANT
PUTNAM TREATER
CROCKETT
PECOS
GREY RANCH CO2 TREATER
TERRELL
SOUTHERN UNION GAS SERVICES
GROWTH PROJECTS
Anadarko, Chesapeake, Patterson - Atoka Sweet
West Eunice Project - Apache
BEPCo - Nash Draw
Range Resources - Loving Area
Barnett Shale Play - EOG, Chesapeake, Quicksilver and Others
ExxonMobil - Block 16 & Waha
Mariner - Sprayberry Aldwell Unit
OXY - Sword Field & Sealy Smith
Riata Energy / Plains Resources - High C02 Ellenburger
Chesapeake Dedicated Area

- **Deep Atoka Gas Development – Loving, Winkler and Ward Counties, Texas**
  - Production peaked in 2007 at approximately 350MM/d
  - Anadarko and Chesapeake continue active drilling program
  - Initial per well delivery rates up to 40MMcf/d per well
- **Eunice Area Expansion Projects – Lea County, New Mexico**
  - Treating expansion project with acid gas injection well to be complete in 2008
  - Expect to connect additional growth volumes from Apache, Range, Bass and other active producers in 2008 and 2009
  - High margin, rich, sour, low pressure gas
- **Grey Ranch Treating Expansion – Pecos County, Texas**
  - Expand capacity from 90 MMcf/d to 180 MMcf/d
  - Partner drilling program adding significant volumes of 70% CO2 gas supporting expansion
  - Estimated completion in July 2008
- **West Texas Barnett Shale – Culberson, Reeves, Pecos & Jeff Davis Counties, TX**
  - Over 2 MM acres have been leased in the area with little infrastructure for gas or NGLs
  - Over 40 evaluation wells have been drilled, are drilling or are permitted in the trend
  - Chesapeake has acquired over 800,000 acres and has an active exploratory program which has established commercial production in the area
  - Additional players include: EOG, Encana, Petro-Hunt, Burlington, Quicksilver and Southwestern Energy



Distribution & Other



Missouri Gas Energy

Missouri Gas Energy is a local distribution company serving central and western Missouri

- Provides natural gas to over 500,000 customers
- Nearly 13,000 miles of main and service lines
- MGE received a $27.2MM annual revenue increase in 2007
  - MGE received a straight fixed-variable rate design for its residential customer class that mitigates weather and conservation impact on margin
  - New rates were effective April 3, 2007



New England Gas Company

New England Gas Company is a local distribution company serving North Attleboro and Fall River, MA

- Provides natural gas to 50,000 customers
- Nearly 2,000 miles of main and service lines
- NEGCO received a $4.6MM annual revenue increase in 2007
  - Settlement includes mechanisms to recover gas-cost related uncollectible expense, pension costs and other postretirement benefit costs
  - New rates phased in over eight-month period beginning August 1, 2007



2008 Outlook



Guidance and EBITDA Outlook

- 2008 earnings guidance
  - SUG's earnings guidance range is $1.80 to $1.90 per share
  - Guidance range is driven by:
    - ✓ Commodity price impact on unhedged gathering & processing volumes and operating efficiency
    - ✓ Operating and maintenance expense containment
    - ✓ Timing and amount of capital spending program
- Expect significant EBITDA growth in 2009 from Trunkline IEP ($60MM to $65MM annualized)
- Pro forma EBITDA, adjusted for impact of Trunkline IEP, is expected to be $80MM to $125MM or 10% to 15% greater than 2007

Pro forma EBITDA Guidance ($000,000s)



Business Segment	2007 Actual	2008 Estimate	2008 Adjusted
Transportation & Storage	$377	$385 - $395	$445 - $450[1]
Citrus (50% interest)	$195[2]	$185 - $190	$185 - $190
Gathering & Processing	$154[3]	$170 - $185	$170 - $185
Distribution & Other	$104	$110 - $120	$110 - $120
Consolidated	$830	$850 - $890	$910 - $955

Note: Pro forma EBITDA is equal to earnings before interest, taxes, depreciation, amortization and other items as discussed below. Pro forma EBITDA presents Southern Union's 50% interest in Citrus Corp on a proportionate basis. For GAAP purposes, Southern Union's interest in Citrus is reflected in equity earnings from unconsolidated investments.

(1) "2008 Adjusted" reflects 2008 Estimate adjusted for the annualized impact of the Trunkline LNG Infrastructure Enhancement Project (estimated to be $60 to $65 million) expected to be in-service 2Q2009.

(2) Excludes one-time gains primarily related to Citrus litigation settlement and non-cash purchase accounting adjustments.

(3) Includes approximately $30 million of cash received from 2007 put options not included in income.

2008 Capital Expenditure Guidance ($000,000s)



Business Segment	Maintenance	Growth	Total
Southern Union Company			
Transportation & Storage[1]	$140[2]	$255 - $305	$395 - $445
Gathering & Processing	$30	$30 - $35	$60 - $65
Distribution & Other	$35	$20 - $30	$55 - $65
SUG Consolidated	$205	$305 - $370	$510 - $575
Citrus Corp.[3]	$65[4]	$60	$125

(1) Transportation and storage excludes Citrus Corp.

(2) Includes approximately $50 million of compressor modernization capital that is not expected to repeat in 2009.

(3) Represents SUG's 50% interest in Citrus Corp.

(4) Includes approximately $11 million related to the Florida Turnpike relocation project.



2008 EBITDA by Segment



13%

20%

46%

21%



- EBITDA from regulated assets accounts for approximately 80% of total providing stability to earnings and cash flows

- EBITDA from SUGS is only 20% of total

- SUGS actively manages its commodity exposure through hedging instruments



Conclusion



Summary

- Compelling vision and clear strategic plan going forward

  - Strategic transformation and value creation achieved

  - Organic growth projects with clear visibility towards earnings growth and value creation

  - MLP structure as a potential growth vehicle providing a lower cost of capital and strategic flexibility

  - Balance preservation of investment grade credit ratings and return of capital to shareholders

Commitment to Maximize Shareholder Value



Appendix



Company Facts

NYSE:SUG – March 31, 2008			
Total Annual Revenue	$2.6 billion		
Total Assets	$7.6 billion		
Total Debt	$3.5 billion		
Total Preferred Stock	$.23 billion		
Total Stockholder's Equity	$2.1 billion		
Total Capitalization	$5.8 billion		
Market Capitalization	$2.9 billion		
Shares Outstanding	124.0 million		
Annual Dividend/Yield	$.60 per share/2.6%		
Security Ratings	**Moody's**	**S&P**	**Fitch**
Southern Union Co.	Baa3	BBB-	BBB
Outlook	*Negative*	*Negative*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB
Outlook	*Stable*	*Negative*	*Stable*



Reg. G Reconciliation

Segment ($000)	2007 Actual	2008 Estimate	2008 Adjusted[5]
Transportation & Storage(1):			
Operating Income	$289	$280 - $290	$330 - $345
Depreciation & Amortization	86	105	115
Other Including Other Income	2	-	-
Pro forma EBITDA	377	$385 - $395	$445 - $460
Citrus Corp. (50%):			
Operating Income	142	130 - 135	130 - 135
Depreciation & Amortization	51	53	53
Other Including Other Income [2]	2	2	2
Pro forma EBITDA	195	185 - 190	185 - 190
Gathering & Processing:			
Operating Income	62	110 - 125	110 - 125
Depreciation & Amortization	59	60	60
Other Including Other Income [3]	33	-	-
Pro forma EBITDA	154	170 - 185	170-185
Distribution & Other[4]:			
Operating Income	73	75 - 85	75 - 85
Depreciation & Amortization	33	35	35
Other Including Other Income	-2	-	-
Pro forma EBITDA	104	110 - 120	110 - 120
Total Pro forma EBITDA:	$830	$850 - $890	$910 - $955

(1) Excludes Citrus Corp. which is separately listed for presentation purposes. Southern Union's 50% interest in Citrus Corp. is recorded in equity earnings from unconsolidated investments for GAAP purposes.
(2) Excludes one-time gains related to the Citrus litigation settlement and non-cash purchasing accounting adjustments included in Southern Union's equity earnings from unconsolidated investments for GAAP purposes. Equity earnings were $99 million for 2007.
(3) Other Income includes approximately $30 million of cash received from the 2007 put options not reflected in earnings.
(4) "Other" includes Corporate, the Company's investment in PEI Power Corp. and Fall River Gas Appliance.
(5) 2008 Adjusted guidance is equivalent to 2008 plus the inclusion of the annualized impact of the Trunkline LNG IEP (estimated to be $60 to $65MM of EBITDA).